Exhibit 99.1

VICINITY MOTOR CORP. (Formerly GRANDE WEST TRANSPORTATION GROUP INC.) Unaudited Interim Condensed Consolidated Financial Statements For the three and nine months ended September 30, 2021 and 2020

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, in thousands of Canadian Dollars)

	Note	September 30, 2021	December 31, 2020
		$	$
Current Assets
Cash and cash equivalents		4,956	1,283
Restricted cash		—	358
Trade and other receivables		3,465	4,149
Inventory	3	9,129	32,614
Prepaids and deposits		6,680	2,426

		24,230	40,830
Long-term Assets
Intangible assets		3,710	2,174
Property and equipment		10,872	4,032

		38,812	47,036

Current Liabilities
Accounts payable and accrued liabilities		4,492	12,908
Credit facility	5	—	5,759
Current portion of deferred revenue	6	1,272	1,899
Current portion of provision for warranty cost	7	1,874	763
Current debt facilities	8	—	2,532
Current portion of other long-term liabilities		225	275

		7,863	24,136

Long-term Liabilities
Other long-term liabilities		136	278
Provision for warranty cost	7	611	256

		8,610	24,670

Shareholders’ Equity (Deficiency)
Share capital	9	54,899	46,468
Contributed surplus	9	5,733	3,164
Accumulated other comprehensive loss		(36)	(19)
Deficit		(30,394)	(27,247)

		30,202	22,366

		38,812	47,036

COMMITMENTS (Note 12)

Approved on behalf of the Board:

/s/”William R. Trainer “	/s/”Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

2

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Income (Loss)

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

	Note	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
		$	$	$	$

Revenue
Bus sales	12	2,109	7,985	45,772	18,652
Other	12	812	936	3,544	2,939
		2,921	8,921	49,316	21,591

Cost of sales	3	(3,648)	(8,355)	(43,573)	(20,436)

Gross (loss) profit		(727)	566	5,743	1,155

Expenses
Sales and administration		2,969	1,328	6,677	3,847
Stock-based compensation		838	256	1,317	404
Amortization		178	160	517	478
Interest and finance costs	5,8	39	230	261	564
Foreign exchange loss (gain)		16	(99)	89	(304)

		4,040	1,875	8,861	4,989

Loss before taxes		(4,767)	(1,309)	(3,118)	(3,834)

Current income tax expense		29	—	29	—
Net loss		(4,796)	(1,309)	(3,147)	(3,834)

Loss per share
Basic & diluted		(0.16)	(0.05)	(0.11)	(0.15)

Weighted average number of common shares outstanding
Basic & diluted(1)		29,826,211	25,331,834	29,824,442	25,331,834

(1)	Basic and diluted earnings (loss) per share have been retrospectively adjusted to give effect to the 3 to 1 share consolidation effective March 29, 2021.

See accompanying notes to the consolidated financial statements

3

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, in thousands of Canadian dollars)

	For the three months ended September 30, 2021	For the three months ended September 30, 2020	For the nine months ended September 30, 2021	For the nine months ended September 30, 2020
	$	$	$	$

Net loss	(4,796)	(1,309)	(3,147)	(3,834)

Other comprehensive income (loss) items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	30	(4)	(17)	4

Total other comprehensive income (loss)	30	(4)	(17)	4

See accompanying notes to the consolidated financial statements

4

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

	Note	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity (Deficiency)
			$	$	$	$	$
Balance, December 31, 2019		24,843,469	37,137	2,384	(16)	(22,845)	16,660
Issuance of shares – convertible debt exercised	9.2 (c)	612,578	751	(144)	—	—	607
Issuance of shares – RSU vested	9.2 (d)	133,333	216	(216)	—	—	—
Warrants	9.3	—	—	69	—	—	69
Stock-based compensation	9.4-9.6	—	—	404	—	—	404
Other comprehensive income		—	—	—	4	—	4
Net loss		—	—	—	—	(3,834)	(3,834)

Balance, September 30, 2020		25,589,380	38,104	2,497	(12)	(26,679)	13,910

Balance, January 1, 2021		28,650,754	46,468	3,164	(19)	(27,247)	22,366
Issuance of shares – warrants exercised	9.2 (a)	1,924,721	7,661	(176)	—	—	7,485
Issuance of shares – options exercised	9.2 (b)	254,996	770	(248)	—	—	522
Issuance of options	9.4	—	—	1,676	—	—	1,676
Stock-based compensation	9.4-9.6	—	—	1,317	—	—	1,317
Other comprehensive loss		—	—	—	(17)	—	(17)
Net loss		—	—	—	—	(3,147)	(3,147)

Balance, September 30, 2021		30,830,471	54,899	5,733	(36)	(30,394)	30,202

See accompanying notes to the consolidated financial statements

5

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, in thousands of Canadian dollars)

		Nine months ended	Nine months ended
	Note	September 30, 2021	September 30, 2020
		$	$
OPERATING ACTIVITIES
Net loss for the year		(3,147)	(3,834)
Items not involving cash:
Loss on disposal of property and equipment		69	—
Amortization		839	739
Foreign exchange gain		(2)	(26)
Interest and finance costs		261	564
Stock-based compensation	9	1,317	404
		(663)	(2,153)
Changes in non-cash items:
Trade and other receivables		498	3,897
Inventory	3	20,208	1,491
Prepaids and deposits		(2,569)	(1,187)
Accounts payable and accrued liabilities		(8,417)	(537)
Deferred revenue		(633)	78
Warranty provision	7	1,450	(365)
Cash from operating activities before interest paid		9,874	1,224
Interest paid		(208)	(394)
Cash from operating activities		9,666	830

INVESTING ACTIVITIES
Purchase of intangible assets		(2,381)	—
Purchase of property and equipment	4	(3,616)	(180)
Proceeds on disposal of property and equipment		105	—
Restricted cash		358	—
Cash (used in) investing activities		(5,534)	(180)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	9	8,007	—
Repayments of credit facility	5	(5,766)	(2,103)
Proceeds from current debt facilities	8	—	2,219
Repayment of current debt facilities	8	(2,562)	(52)
Repayment of convertible debt	8	—	(24)
Repayment of long-term loans		(202)	(183)
Cash (used in) financing activities		(523)	(143)
Effect of foreign exchange rate on cash		64	22
Increase in cash and cash equivalents		3,673	529
Cash and cash equivalents, beginning		1,283	757
Cash and cash equivalents, ending		4,956	1,286

See accompanying notes to the consolidated financial statements

6

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Grande West Transportation International Ltd. (“GWTI”), which was incorporated on September 2, 2008 under the laws of British Columbia. On March 24, 2021 the Company changed its name to Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”). The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp, incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia. The Company’s current operation focuses on manufacturing, engineering, designing, servicing, and selling of the Vicinity branded electric, CNG, and clean diesel transit buses and electric trucks.

During the year ended December 31, 2020, COVID-19 was announced as a global pandemic. As a result of global volatility, the Company has put in place business continuity plans to adapt to evolving market conditions. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company has determined that there is no change in the Company’s conclusion about its ability to continue as a going concern. However, the duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company in future periods. The Canadian Government has implemented policies giving aid to businesses due to COVID-19, and as a result the Company received $544 in aid for the year ended December 31, 2020 which was recognized as a decrease in salary expenses.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The consolidated financial statements were authorized for issue by the Board of Directors on November 10, 2021.

b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 6 as well as the audited consolidated financial statements for the year ended December 31, 2020.

7

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

3.	INVENTORY

	September 30,2021	December 31, 2020
	$	$
Finished goods	6,039	29,571
Work in progress - buses	52	138
Parts for resale	3,038	2,905
Total Inventory	9,129	32,614

As at September 30, 2021 and December 31, 2020, work in progress – buses consists of the cost of buses still being manufactured. Finished goods inventory consisted of the costs of assembled buses, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 4.

During the nine months ended September 30, 2021, the Company recognized $37,999 as the cost of inventory for direct materials included as an expense in cost of sales (September 30, 2020 - $16,330).

4.	PROPERTY, PLANT AND EQUIPMENT

During the three months ended September 30, 2021, the Company received US $300 as a grant from the State of Washington for the building of its manufacturing facility currently being built in Washington, USA. The amount was recorded as a reduction in property, plant, and equipment.

5.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of $20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the credit facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

As at September 30, 2021, the Company had $nil drawn on this facility.

Per the terms of the credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at September 30, 2021, the Company has not borrowed over 75% of its availability.

8

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

6.	DEFERRED REVENUE

		September 30, 2021	December 31, 2020
		$	$
Sales deposits		—	77
Future delivery of buses	(a)	1,272	1,822
Deferred revenue		1,272	1,899
Less: current portion		1,272	1,899
Long-term portion of deferred revenue		—	—

a)	The Company has recognized deferred revenue and an intangible asset in relation to an agreement with a customer to provide buses in the future. In 2017 the contract was modified to provide for one diesel powered bus to be delivered each year for 8 years. No buses have been delivered under this agreement. In late 2020 the Company concluded that it no longer had the obligation or intent to deliver 3 out of the 8 buses. During the three months ended June 30, 2021 the Company came to an agreement with the customer to deliver 3 future buses. Subsequent to the agreement the Company concluded that it no longer had the obligation or intent to deliver the remaining 2 buses, as a result the Company recorded $555 as revenue during the three months ended June 30, 2021.

During the nine months ended September 30, 2021, the Company recognized $5 in interest expense related to the deferred revenue (September 30, 2020: $80).

7.	PROVISION FOR WARRANTY COST

The Company provides warranty coverage for the first two years on specified components, with the exception of normal wear and tear.

During the nine months ended September 30, 2021, the Company recorded warranty expense of $1,965 (September 30, 2020 - $666) as part of its cost of sales in connection with sales completed during the nine months. During the nine months ended September 30, 2021, $1,014 (September 30, 2020 - $568) of warranty costs have been applied against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2019	1,547

Additions	777
Warranty claims applied	(809)
Change in estimate of warranty provision	(491)
Foreign exchange change in estimate	(5)
Balance at December 31, 2020	1,019

Additions	1,965
Warranty claims applied	(1,014)
Change in estimate of warranty provision	496
Foreign exchange	19
Balance at September 30, 2021	2,485
Less: Current portion	1,874
Long-term portion of warranty provision	611

9

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

8.	CURRENT DEBT FACILITIES

		September 30, 2021	December 31, 2020
		$	$
Unsecured debentures	(a)	—	1,722
Private loan	(b)	—	810
		—	2,532

a)	On March 20, 2020, the Company issued $1,750 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 2% and include 10% annual interest paid at maturity; the Company incurred borrowing costs of $110 and the debt has an effective interest rate of 16%. During the nine months ended September 30, 2021, the Company incurred $66 (September 30, 2020 - $146) in interest expense on this loan, of which $nil (September 30, 2020 - $93) is included in accounts payable and accrued liabilities at September 30, 2021. During the nine months ended September 30, 2021, the Company repaid the debenture.

In connection with the issuance, the Company also issued 350,000 warrants to purchase common shares at an exercise price of $1.14 per share, the value of these warrants was incorporated in the transaction costs of $110 referenced above. The warrants expire 12 months from the date of issue. All warrants were exercised during the nine months ended September 30, 2021.

b)	The loan bears annual interest at a rate of 10%. During the nine months ended September 30, 2021, the Company incurred $18 (September 30, 2020 - $73) in interest expense on this loan, of which $nil (September 30, 2020 - $9) is included in accounts payable and accrued liabilities at September 30, 2021. During the nine months ended September 30, 2021, the Company repaid the $810 balance of this debt.

9.	SHARE CAPITAL

On March 24, 2021, the Company performed a 3 for 1 consolidation of the Company’s common shares, stock options, warrants and DSUs. The quantities and per unit prices presented in this note are shown on a post consolidation basis.

9.1 Authorized: Unlimited number of common shares without par value

9.2 Issued and Outstanding Common Shares:

The details for the common share issuances during the nine months ended September 30, 2021 are as follows:

a.	During the nine months ended September 30, 2021, 1,924,721 warrants were exercised at an average price of $3.89 per share for gross proceeds of $7,485.

b.	During the nine months ended September 30, 2021, 254,996 stock options were exercised by employees of the Company at an average price of $2.04 per share for gross proceeds of $522.

The details for the common share issuances during the nine months ended September 30, 2020 were as follows:

c.	During the nine months ended September 30, 2020, 612,578 shares were issued on settlement of the convertible debt of $607.

d.	During the nine months ended September 30, 2020, 133,333 shares were issued for the vesting of RSUs for gross proceeds of $nil.

10

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

9.3 Share Purchase Warrants

A summary of the Company’s share purchase warrants are as follows:

	Number of Warrants	Weighted Average Exercise Price
		$
Outstanding, December 31, 2019	—	—
Issued	1,934,100	3.89
Outstanding, December 31, 2020	1,934,100	3.89

Exercised	(1,924,721)	3.89
Expired	(9,379)	4.50
Outstanding, September 30, 2021	—	—

9.4	Director, Consultant, and Employee stock options

The Company has adopted a stock option plan for which options to acquire up to 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, stock options granted have a maximum term of five years, vesting period determined by the directors, and an exercise price determined by the closing price of the stock on the date of issuance.

A summary of the Company’s director, consultant, and employee stock options are as follows:

	Number of Options	Weighted Average Exercise Price
		$
Outstanding, December 31, 2019	1,213,320	2.25
Issued	433,333	3.15
Forfeited	(298,333)	2.01
Exercised	(175,000)	2.22
Outstanding, December 31, 2020	1,173,320	2.70

Issued	684,999	6.71
Exercised	(254,996)	2.04
Outstanding, September 30, 2021	1,603,323	4.52

During the nine months ended September 30, 2021, the Company granted 524,999 stock options to consulting firms to purchase common shares of the Company with exercise prices ranging from $5.86 to $9.36 per common share expiring in one to five years. Of these options $1,676 are consulting fees recorded as prepaid expenses and $565 were recorded as stock-based compensation.

During the nine months ended September 30, 2021, the Company granted 160,000 stock options to executives and directors to purchase common shares of the Company with exercise prices ranging from $7.20 to $7.24 per common share and expiring in five years. These stock options vest over three years.

11

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

During the nine months ended September 30, 2021, the Company recognized $916 (2020 - $176) on the grant and vesting of options to directors, consultants and employees. The grant date fair value per option was calculated using the Black-Scholes model with the following weighted average assumptions:

	September 30, 2021	Dec 31, 2020

Fair value at grant date	$4.20	$1.26
Risk-free interest rate	0.42%	0.30%
Expected life of options	4 years	4 years
Annual dividend rate	0%	0%
Annualized volatility	90%	82%
Forfeiture rate	3%	3%

The following tables summarize information about the Company’s stock options outstanding at September 30, 2021:

	Options Outstanding	Options Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
			$

November 21,2016 202016	1,666	1,666	4.32	0.14	November 21, 2021
March 14, 2017	8,333	8,333	7.50	0.45	March 14, 2022
April 4, 2018	83,333	83,333	5.25	1.51	April 4, 2023
April 26, 2018	83,333	83,333	4.35	1.57	April 26, 2023
May 29, 2018	83,333	83,333	4.35	1.66	May 29, 2023
January 17, 2019	166,666	138,888	2.40	2.30	January 17, 2024
April 26, 2019	33,333	22,222	1.68	2.57	April 26, 2024
November 15, 2019	233,333	116,667	1.50	3.13	November 15, 2024
November 28, 2019	16,666	16,666	1.56	3.16	November 28, 2024
May 4, 2020	24,999	24,999	1.20	3.59	May 4, 2025
May 12, 2020	16,666	16,666	1.20	3.61	May 12, 2025
May 26, 2020	33,333	16,666	1.20	3.65	May 26, 2025
September 18, 2020	66,666	66,666	1.43	0.96	September 18, 2022
November 23, 2020	66,664	66,664	6.15	4.15	November 23, 2025
January 12, 2021	333,333	333,333	6.51	4.28	January 11, 2026
February 1, 2021	41,666	20,832	9.36	4.34	January 31, 2026
March 8, 2021	100,000	16,667	7.20	4.44	March 7, 2026
April 27, 2021	60,000	—	7.24	4.57	April 26, 2026
September 24, 2021	150,000	150,000	5.86	0.98	September 23, 2022

Total	1,603,323	1,266,934

12

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

9.5 Restricted Share Units

Pursuant to the Company’s Restricted Share Unit (“RSU”) Incentive Plan approved by the board of directors of the Company on June 8, 2015, restricted share units to acquire common shares of the Company may be granted to specified service providers of the Company in accordance with the terms and conditions of the plan.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

A summary of the Company’s RSUs are as follows:

Number of RSUs

Outstanding, December 31, 2019	33,333
Issued	100,000
Vested	(133,333)
Outstanding, December 31, 2020	—
Issued	166,000
Outstanding, September 30, 2021	166,000

During the three months ended June 30, 2021, the Company issued 166,000 RSUs to an officer of the Company that vest after meeting certain performance criteria. As at September 30, 2021, there were 166,000 RSUs outstanding (September 30, 2020 – nil). During the nine months ended September 30, 2021, the Company recorded $171 (September 30, 2020 - $144) as stock-based compensation for the fair value of the RSUs issued.

9.6 Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors on July 8, 2018, deferred share units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. The DSUs vest on the board members separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2019	22,619
Issued	72,522
Outstanding, December 31, 2020	95,141
Issued	34,937
Outstanding, September 30, 2021	130,078

13

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

9.	SHARE CAPITAL (Continued)

During the three and nine months ended September 30, 2021, the Company issued 28,671 and 34,937 DSUs, respectively (September 30, 2020 – 44,819 and 58,331), to board members of the Company that vest upon the board members separation date from the Company.

During the nine months ended September 30, 2021, the Company recorded $230

(September 30, 2020 - $83) as stock-based compensation for the fair value of the DSUs issued.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Key Management includes personnel having the authority and responsibility for planning, directing and controlling the Company and includes the directors and executive officers.

Expenses incurred to Key Management are:

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
	$	$
Salaries and benefits	1,553	781
Directors’ fees	12	33
Rent (a)	165	162
Share-based compensation	725	386
	2,455	1,362

a)	During the nine months ended September 30, 2021 the Company paid $181 in rent to a company owned by a director. $165 was recognized as depreciation and interest expense on the lease.

During the nine months ended September 30, 2020 the Company paid $160 in rent to a company owned by a director. $162 was recognized as depreciation and interest expense on the lease.

Balances with key management and other related parties are:

As at September 30, 2021, included in accounts payable are balances owing to a director and/or officer and/or companies controlled by officers of the Company in the amount of $28 (September 30, 2020 - $53).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

11.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, accounts payable, credit facility, short-term loans and lease obligations. The carrying amounts of these financial instruments are a reasonable estimate of their fair values based on their current nature and current market rates for similar financial instruments.

The following table summarizes the carrying values of the Company’s financial instruments:

	September 30, 2021	December 31, 2020
	$	$
Assets:
Measured at amortized cost (i)	8,421	5,790
Liabilities:
Amortized cost (ii)	4,853	21,751

14

Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

(i)       Cash, restricted cash and trade and other receivables

(ii)    Accounts payable and accrued liabilities, short-term loans and lease obligations.

12.	REVENUE

The Company’s revenue is summarized as follows:

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
	$	$
Bus sales	45,772	18,652
Other revenue: Part sales	2,593	2,450
Operating lease revenue	951	489

Total revenue	49,316	21,591

13.	COMMITMENTS AND CONTINGENCIES

Future minimum payments to manufacturers for specified production volumes as at September 30, 2021 are as follows:

$
Not later than one year	13,302
13,302

14.	SEGMENT INFORMATION

Allocation of revenue to geographic areas is as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
	$	$
Canada
Bus sales	11,508	15,963
Parts sales	2,409	2,285
Operating lease revenue	—	216
United States
Bus sales	34,264	2,689
Parts sales	184	165
Operating lease revenue	951	273
Total	49,316	21,591

During the nine months ended September 30, 2021, the Company had sales of $33,561 and $5,444 to two customers representing 68% and 11% of total sales, respectively. During the nine months ended September 30, 2020, the Company had sales of $13,494 and $2,690 to two customers representing 62% and 12% of total sales, respectively.

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Vicinity Motor Corp. (Formerly Grande West Transportation Group Inc.)

Notes to the Interim Condensed Consolidated Financial Statements

Three and nine months ended September 30, 2021 and September 30, 2020

(Unaudited, in thousands of Canadian dollars, except for per share amounts)

15.	SUBSEQUENT EVENTS

On October 5, 2021, the Company issued $10,300 in unsecured debentures with a maturity 12 months from the date of issue. The debentures were issued at a discount of 1.5% and include 8% annual interest paid at maturity. In connection with the issuance, the Company also issued 412,000 warrants to purchase common shares at an exercise price of $7.50 per share. The warrants expire 12 months from the date of issue. In the event of default, the debt holder holds the right to convert the debt into common shares at the market price on the date of default.

In October of 2021, the Company issued 71,837 common shares at prices ranging from US$5.24 to US$5.42 per share for net proceeds of US$387 through its At-the-Market equity program that was put in place in August 2021.

On October 25, 2021, the Company issued 3,990,610 common shares at a price of US$4.26 ($5.27 CAD) per unit for gross proceeds of US$17,000 through an underwritten public offering. In connection with the issuance, the Company also issued 1,995,305 warrants to purchase common shares at an exercise price of US$5.10 per share. The warrants are exercisable immediately upon issuance and expire 3 years from the date of issue.

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